UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 2)1

Bed Bath & Beyond Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

075896100

(CUSIP Number)

CHRISTOPHER S. KIPER

LEGION PARTNERS ASSET MANAGEMENT, LLC

9401 Wilshire Blvd, Suite 705

Beverly Hills, CA 90212

(424) 253-1773

STEVE WOLOSKY, ESQ.

ELIZABETH GONZALEZ-SUSSMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 9, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 075896100

1	NAME OF REPORTING PERSON

Legion Partners, L.P. I
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,452,124*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,452,124*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,452,124*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.6%
14	TYPE OF REPORTING PERSON

PN

________________________________

*Includes 898,000 Shares underlying long call options currently exercisable

2

CUSIP No. 075896100

1	NAME OF REPORTING PERSON

Legion Partners, L.P. II
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		199,952*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

199,952*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

199,952*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

________________________________

*Includes 52,000 Shares underlying long call options currently exercisable

3

CUSIP No. 075896100

1	NAME OF REPORTING PERSON

Legion Partners Special Opportunities, L.P. XII
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		982,000*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

982,000*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

982,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

________________________________

*Includes 200,000 Shares underlying long call options currently exercisable

4

CUSIP No. 075896100

1	NAME OF REPORTING PERSON

Legion Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,634,076*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

4,634,076*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,634,076*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.5%
14	TYPE OF REPORTING PERSON

OO

________________________________

*Includes 1,150,000 Shares underlying long call options currently exercisable

5

CUSIP No. 075896100

1	NAME OF REPORTING PERSON

Legion Partners Asset Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,634,076*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

4,634,076*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,634,076*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.5%
14	TYPE OF REPORTING PERSON

IA

_______________________________

*Includes 1,150,000 Shares underlying long call options currently exercisable

6

CUSIP No. 075896100

1	NAME OF REPORTING PERSON

Legion Partners Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,634,276*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

4,634,276*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,634,276*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.5%
14	TYPE OF REPORTING PERSON

OO

________________________________

*Includes 1,150,000 Shares underlying long call options currently exercisable

7

CUSIP No. 075896100

1	NAME OF REPORTING PERSON

Christopher S. Kiper
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,634,276*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

4,634,276*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,634,276*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.5%
14	TYPE OF REPORTING PERSON

IN

________________________________

*Includes 1,150,000 Shares underlying long call options currently exercisable

8

CUSIP No. 075896100

1	NAME OF REPORTING PERSON

Raymond T. White
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,634,276*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

4,634,276*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,634,276*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.5%
14	TYPE OF REPORTING PERSON

IN

________________________________

*Includes 1,150,000 Shares underlying long call options currently exercisable

9

CUSIP No. 075896100

1	NAME OF REPORTING PERSON

Macellum Home Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		446,415*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

446,415*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

446,415*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

________________________________

*Includes 89,500 Shares underlying long call options currently exercisable

10

CUSIP No. 075896100

1	NAME OF REPORTING PERSON

Macellum Management, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		446,415*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

446,415*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

446,415*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

________________________________

*Includes 89,500 Shares underlying long call options currently exercisable

11

CUSIP No. 075896100

1	NAME OF REPORTING PERSON

Macellum Advisors GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		446,415*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

446,415*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

446,415*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

________________________________

*Includes 89,500 Shares underlying long call options currently exercisable

12

CUSIP No. 075896100

1	NAME OF REPORTING PERSON

Jonathan Duskin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		446,415*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

446,415*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

446,415*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

________________________________

*Includes 89,500 Shares underlying long call options currently exercisable

13

CUSIP No. 075896100

1	NAME OF REPORTING PERSON

Ancora Catalyst Institutional, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		244,195*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

244,195*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

244,195*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

________________________________

*Includes 83,700 Shares underlying long call options currently exercisable

14

CUSIP No. 075896100

1	NAME OF REPORTING PERSON

Ancora Catalyst, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		18,380*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

18,380*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

18,380*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

________________________________

*Includes 6,300 Shares underlying long call options currently exercisable

15

CUSIP No. 075896100

1	NAME OF REPORTING PERSON

Merlin Partners Institutional, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		235,455*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

235,455*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

235,455*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

________________________________

*Includes 81,000 Shares underlying long call options currently exercisable

16

CUSIP No. 075896100

1	NAME OF REPORTING PERSON

Ancora Merlin, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		27,121*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

27,121*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

27,121*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

________________________________

*Includes 9,000 Shares underlying long call options currently exercisable

17

CUSIP No. 075896100

1	NAME OF REPORTING PERSON

Ancora Special Opportunity Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Ohio
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		20,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

20,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

20,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

18

CUSIP No. 075896100

1	NAME OF REPORTING PERSON

Ancora/Thelen Small-Mid Cap Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Ohio
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		96,780
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

96,780
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

96,780
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

19

CUSIP No. 075896100

1	NAME OF REPORTING PERSON

Ancora Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Nevada
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,765,936*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,829,248*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,829,248*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.4%
14	TYPE OF REPORTING PERSON

IA, OO

________________________________

*Includes 180,000 Shares underlying long call options currently exercisable

20

CUSIP No. 075896100

1	NAME OF REPORTING PERSON

Frederick DiSanto
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,765,936*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,829,248*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,829,248*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.4%
14	TYPE OF REPORTING PERSON

IN

________________________________

*Includes 180,000 Shares underlying long call options currently exercisable

21

CUSIP No. 075896100

1	NAME OF REPORTING PERSON

Theresa R. Backes
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

22

CUSIP No. 075896100

1	NAME OF REPORTING PERSON

John E. Fleming
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		5,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

5,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

23

CUSIP No. 075896100

1	NAME OF REPORTING PERSON

Sue Ellen Gove
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

24

CUSIP No. 075896100

1	NAME OF REPORTING PERSON

Janet E. Grove
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

25

CUSIP No. 075896100

1	NAME OF REPORTING PERSON

Jeffrey A. Kirwan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

26

CUSIP No. 075896100

1	NAME OF REPORTING PERSON

Jeremy I. Liebowitz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

27

CUSIP No. 075896100

1	NAME OF REPORTING PERSON

Cynthia S. Murray
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

28

CUSIP No. 075896100

1	NAME OF REPORTING PERSON

Hugh R. Rovit
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

29

CUSIP No. 075896100

1	NAME OF REPORTING PERSON

Alexander W. Smith
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

30

CUSIP No. 075896100

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (“Amendment No. 2”). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.
Item	2 is hereby amended to add the following:

As further described in Item 4, Legion Partners Holdings has withdrawn its nominations of Victor Herrero Amigo, Joseph Boehm, David A. Duplantis, Jon Lukomnik, Martine M. Reardon and Joshua E. Schechter for election to the Board of Directors of the Issuer (the “Board”) at the 2019 annual meeting of shareholders (the “Annual Meeting”). Accordingly, effective May 9, 2019, Messrs. Amigo, Boehm, Duplantis, Lukomnik and Schechter and Ms. Reardon ceased to be members of the Section 13(d) group, ceased to be party to the Group Agreement and Joinder Agreement, as further described in Item 6 to the Schedule 13D, and ceased to be Reporting Persons hereunder.  The remaining Reporting Persons will continue filing as a group statements on Schedule 13D with respect to their beneficial ownership of securities of the Issuer to the extent required by applicable law.  Each of the remaining Reporting Persons shall remain party to the Group Agreement and Joinder Agreement.

Item 3.	Source and Amount of Funds or Other Consideration.

Item	3 is hereby amended and restated to read as follows:

The securities of the Issuer purchased by each of Legion Partners I, Legion Partners II, Legion Partners Special XII, Legion Partners Holdings, Macellum Home, Ancora Catalyst Institutional, Ancora Catalyst, Merlin Institutional, Ancora Merlin, Ancora Special Opportunity, Ancora/Thelen, and held in the SMAs were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted in Schedule A, which is incorporated herein by reference.

The aggregate purchase price of the 2,554,125 Shares owned directly by Legion Partners I is approximately $40,007,782, including brokerage commissions. The aggregate purchase price of the 898,000 Shares underlying certain call options owned directly by Legion Partners I is approximately $4,991,337, including brokerage commissions. The aggregate purchase price of the 147,952 Shares owned directly by Legion Partners II is approximately $2,317,504, including brokerage commissions. The aggregate purchase price of the 52,000 Shares underlying certain call options owned directly by Legion Partners II is approximately $289,031, including brokerage commissions. The aggregate purchase price of the 782,000 Shares owned directly by Legion Partners Special XII is approximately $10,775,429, including brokerage commissions. The aggregate purchase price of the 200,000 Shares underlying certain call options owned directly by Legion Partners Special XII is approximately $622,078, including brokerage commissions. The approximately purchase price of the 200 Shares owned directly by Legion Partners Holdings is approximately $2,967, including brokerage commissions.

The aggregate purchase price of the 356,915 Shares owned directly by Macellum Home is approximately $5,359,345, including brokerage commissions. The aggregate purchase price of the 89,500 Shares underlying certain call options owned directly by Macellum Home is approximately $199,419, including brokerage commissions.

31

CUSIP No. 075896100

The aggregate purchase price of the 160,495 Shares owned directly by Ancora Catalyst Institutional is approximately $2,618,790, including brokerage commissions. The aggregate purchase price of the 83,700 Shares underlying certain call options owned directly by Ancora Catalyst Institutional is approximately $96,815, including brokerage commissions. The aggregate purchase price of the 12,080 Shares owned directly by Ancora Catalyst is approximately $197,211, including brokerage commissions. The aggregate purchase price of the 6,300 Shares underlying certain call options owned directly by Ancora Catalyst is approximately $7,287, including brokerage commissions. The aggregate purchase price of the 154,455 Shares owned directly by Merlin Institutional is approximately $2,520,236, including brokerage commissions. The aggregate purchase price of the 81,000 Shares underlying certain call options owned directly by Merlin Institutional is approximately $93,928, including brokerage commissions. The aggregate purchase price of the 18,121 Shares owned directly by Ancora Merlin is approximately $295,831, including brokerage commissions. The aggregate purchase price of the 9,000 Shares underlying certain call options owned directly by Ancora Merlin is approximately $10,436, including brokerage commissions. The aggregate purchase price of the 20,000 Shares owned directly by Ancora Special Opportunity is approximately $241,150, including brokerage commissions. The aggregate purchase price of the 96,780 Shares owned directly by Ancora/Thelen is approximately $1,500,848, including brokerage commissions. The aggregate purchase price of the 1,187,317 Shares held in the SMAs is approximately $18,398,805, including brokerage commissions.

The Shares purchased by Mr. Fleming were purchased with personal funds in the open market. The aggregate purchase price of the 5,000 Shares owned directly by Mr. Fleming is approximately $60,000, including brokerage commissions.

Item 4.	Purpose of Transaction.
Item	4 is hereby amended to add the following:

On May 9, 2019, Legion Partners Holdings withdrew its nomination of Victor Herrero Amigo, Joseph Boehm, David A. Duplantis, Jon Lukomnik, Martine M. Reardon and Joshua E. Schechter as nominees for election at the Annual Meeting. With the withdrawal, Legion Partners Holdings intends to solicit proxies to elect the remaining Nominees to the Board at the Annual Meeting.

On May 10, 2019, Legion Partners Holdings filed a complaint (the “Complaint”) in the United States District Court, Southern District of New York against both the Issuer and the Board. The complaint seeks to compel the Issuer to approve of the Nominees for the limited purpose of avoiding potential adverse financial consequences under the Issuer’s $1.5 billion of senior unsecured notes (the “Notes”).  Under the Issuer’s indenture governing the Notes, a change of control can occur upon a change of a majority of the Board followed by a rating downgrade. If such a downgrade occurred after the election of a majority of the Nominees, the Issuer would need to make a change of control offer at 101% of the principal amount of debt under the Notes plus accrued interest.  The Board has the discretionary authority to approve of a dissident’s nominees as “continuing directors” for the sole purpose of preventing any negative effects from shareholders exercising their right to effect meaningful change at the Board level. Such approval is not an endorsement or recommendation and the Issuer may otherwise oppose the nominees in a proxy fight. Approving the Nominees as continuing directors allows shareholders to elect the most qualified directors on the merits without being influenced by the significant payments that the Issuer may be obligated to make if the change of control provisions were triggered.  The Reporting Persons have made repeated efforts to engage with the Board to secure this approval but after the Board put up unnecessary obstacles to delay providing this approval, the Reporting Persons were left with no choice but to file a legal complaint against the Issuer.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

32

CUSIP No. 075896100

The aggregate percentage of Shares reported owned by each person named herein is based upon 132,089,269 Shares outstanding as of March 30, 2019 as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on April 30, 2019.

A.	Legion Partners I
(a)	As of the close of business on May 13, 2019, Legion Partners I beneficially owned directly 3,452,124 Shares, including 898,000 Shares underlying long call options.

Percentage: Approximately 2.6%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,452,124
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,452,124

(c)	Legion Partners I has not entered into any transactions in the securities of the Issuer since the filing of Amendment No. 1 to the Schedule 13D.
B.	Legion Partners II
(a)	As of the close of business on May 13, 2019, Legion Partners II beneficially owned directly 199,952 Shares, including 52,000 Shares underlying long call options.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 199,952
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 199,952

(c)	Legion Partners II has not entered into any transactions in the securities of the Issuer since the filing of Amendment No. 1 to the Schedule 13D.

C.        Legion Partners Special XII

(a)	As of the close of business on May 13, 2019, Legion Partners Special XII beneficially owned directly 982,000 Shares, including 200,000 Shares underlying long call options.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 982,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 982,000

(c)	Legion Partners Special XII has not entered into any transactions in the securities of the Issuer since the filing of Amendment No. 1 to the Schedule 13D.
33

CUSIP No. 075896100

D.	Legion LLC
(a)	As the general partner of each of Legion Partners I, Legion Partners II and Legion Partners Special XII, Legion LLC may be deemed the beneficial owner of the (i) 3,452,124 Shares beneficially owned by Legion Partners I, including 898,000 Shares underlying long call options (ii) 199,952 Shares beneficially owned by Legion Partners II, including 52,000 Shares underlying long call options and (iii) 982,000 Shares beneficially owned by Legion Partners Special XII, including 200,000 Shares underlying long call options.

Percentage: Approximately 3.5%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 4,634,076
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 4,634,076

(c)	Legion LLC has not entered into any transactions in the securities of the Issuer since the filing of Amendment No. 1 to the Schedule 13D.
E.	Legion Partners Asset Management
(a)	As the investment advisor of each of Legion Partners I, Legion Partners II and Legion Partners Special XII, Legion Partners Asset Management may be deemed the beneficial owner of the (i) 3,452,124 Shares beneficially owned by Legion Partners I, including 898,000 Shares underlying long call options (ii) 199,952 Shares beneficially owned by Legion Partners II, including 52,000 Shares underlying long call options and (iii) 982,000 Shares beneficially owned by Legion Partners Special XII, including 200,000 Shares underlying long call options.

Percentage: Approximately 3.5%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 4,634,076
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 4,634,076

(c)	Legion Partners Asset Management has not entered into any transactions in the securities of the Issuer since the filing of Amendment No. 1 to the Schedule 13D.
F.	Legion Partners Holdings
(a)	As of the close of business on May 13, 2019, Legion Partners Holdings beneficially owned directly 200 Shares. As the sole member of Legion Partners Asset Management and the sole member of Legion LLC, Legion Partners Holdings may be deemed the beneficial owner of the (i) 3,452,124 Shares beneficially owned by Legion Partners I, including 898,000 Shares underlying long call options (ii) 199,952 Shares beneficially owned by Legion Partners II, including 52,000 Shares underlying long call options and (iii) 982,000 Shares beneficially owned by Legion Partners Special XII, including 200,000 Shares underlying long call options.

Percentage: Approximately 3.5%

34

CUSIP No. 075896100

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 4,634,276
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 4,634,276

(c)	Legion Partners Holdings has not entered into any transactions in the securities of the Issuer since the filing of Amendment No. 1 to the Schedule 13D.
G.	Messrs. Kiper and White
(a)	Each of Messrs. Kiper and White, as a managing director of Legion Partners Asset Management and a managing member of Legion Partners Holdings, may be deemed the beneficial owner of the (i) 3,452,124 Shares beneficially owned by Legion Partners I, including 898,000 Shares underlying long call options (ii) 199,952 Shares beneficially owned by Legion Partners II, including 52,000 Shares underlying long call options, (iii) 982,000 Shares beneficially owned by Legion Partners Special XII, including 200,000 Shares underlying long call options and (iv) 200 Shares beneficially owned by Legion Partners Holdings.

Percentage: Approximately 3.5%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 4,634,276
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 4,634,276

(c)	Neither Mr. Kiper nor Mr. White has entered into any transactions in the securities of the Issuer since the filing of Amendment No. 1 to the Schedule 13D.
H.	Macellum Home
(a)	As of the close of business on May 13, 2019, Macellum Home beneficially owned directly 446,415 Shares, including 89,500 Shares underlying long call options.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 446,415
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 446,415

(c)	Macellum Home has not entered into any transactions in the securities of the Issuer since the filing of Amendment No. 1 to the Schedule 13D.
I.	Macellum Management
(a)	As the investment manager of Macellum Home, Macellum Management may be deemed the beneficial owner of the 446,415 Shares beneficially owned by Macellum Home, including 89,500 Shares underlying long call options.

Percentage: Less than 1%

35

CUSIP No. 075896100

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 446,415
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 446,415

(c)	Macellum Management has not entered into any transactions in the securities of the Issuer since the filing of Amendment No. 1 to the Schedule 13D.
J.	Macellum GP
(a)	As the general partner of Macellum Home, Macellum GP may be deemed the beneficial owner of the 446,415 Shares beneficially owned by Macellum Home, including 89,500 Shares underlying long call options.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 446,415
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 446,415

(c)	Macellum Management has not entered into any transactions in the securities of the Issuer since the filing of Amendment No. 1 to the Schedule 13D.
K.	Jonathan Duskin
(a)	Mr. Duskin, as the sole member of Macellum GP, may be deemed the beneficial owner of the 446,415 Shares beneficially owned by Macellum Home, including 89,500 Shares underlying long call options.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 446,415
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 446,415

(c)	Mr. Duskin has not entered into any transactions in the securities of the Issuer since the filing of Amendment No. 1 to the Schedule 13D.
L.	Ancora Catalyst Institutional
(a)	As of the close of business on May 13, 2019, Ancora Catalyst Institutional beneficially owned directly 244,195 Shares, including 83,700 Shares underlying long call options.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 244,195
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 244,195

36

CUSIP No. 075896100

(c)	Ancora Catalyst Institutional has not entered into any transactions in the securities of the Issuer since the filing of Amendment No. 1 to the Schedule 13D.
M.	Ancora Catalyst
(a)	As of the close of business on May 13, 2019, Ancora Catalyst beneficially owned directly 18,380 Shares, including 6,300 Shares underlying long call options.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 18,380
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 18,380

(c)	Ancora Catalyst has not entered into any transactions in the securities of the Issuer since the filing of Amendment No. 1 to the Schedule 13D.
N.	Merlin Institutional
(a)	As of the close of business on May 13, 2019, Merlin Institutional beneficially owned directly 235,455 Shares, including 81,000 Shares underlying long call options.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 235,455
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 235,455

(c)	Merlin Institutional has not entered into any transactions in the securities of the Issuer since the filing of Amendment No. 1 to the Schedule 13D.
O.	Ancora Merlin
(a)	As of the close of business on May 13, 2019, Ancora Merlin beneficially owned directly 27,121 Shares, including 9,000 Shares underlying long call options.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 27,121
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 27,121

(c)	Ancora Merlin has not entered into any transactions in the securities of the Issuer since the filing of Amendment No. 1 to the Schedule 13D.
37

CUSIP No. 075896100

P.	Ancora Special Opportunity
(a)	As of the close of business on May 13, 2019, Ancora Special Opportunity beneficially owned directly 20,000 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 20,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 20,000

(c)	Ancora Special Opportunity has not entered into any transactions in the securities of the Issuer since the filing of Amendment No. 1 to the Schedule 13D.
Q.	Ancora/Thelen
(a)	As of the close of business on May 13, 2019, Ancora/Thelen beneficially owned directly 96,780 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 96,780
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 96,780

(c)	Ancora/Thelen has not entered into any transactions in the securities of the Issuer since the filing of Amendment No. 1 to the Schedule 13D.
R.	Ancora Advisors
(a)	As the investment advisor to each of the Ancora Catalyst Institutional, Ancora Catalyst, Merlin Institutional, Ancora Merlin, Ancora Special Opportunity, Ancora/Thelen and the SMAs, Ancora Advisors may be deemed to beneficially own the (i) 244,195 Shares beneficially owned directly by Ancora Catalyst Institutional, including 83,700 Shares underlying long call options, (ii) 18,380 Shares beneficially owned directly by Ancora Catalyst, including 6,300 shares underlying long call options, (iii) 235,455 Shares beneficially owned directly by Merlin Institutional, including 81,000 Shares underlying long call options, (iv) 27,121 Shares beneficially owned directly by Ancora Merlin, including 9,000 Shares underlying long call options, (v) 20,000 Shares beneficially owned directly by Ancora Special Opportunity, (vi) 96,780 Shares beneficially owned directly by Ancora/Thelen and 1,187,317 Shares held in the SMAs.

Percentage: Approximately 1.4%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,765,936*
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,829,248

*The SMAs retain voting power over 63,312 Shares

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CUSIP No. 075896100

(c)	Ancora Advisors has not entered into any transactions in the securities of the Issuer since the filing of Amendment No. 1 to the Schedule 13D. The transaction in the securities of the Issuer by the SMAs since the filing of Amendment No. 1 to the Schedule 13D is set forth in Schedule A and are incorporated herein by reference.
S.	Mr. DiSanto
(a)	Mr. DiSanto, as the Chairman and Chief Executive Officer of Ancora Advisors, may be deemed to beneficially own the (i) 244,195 Shares beneficially owned directly by Ancora Catalyst Institutional, including 83,700 Shares underlying long call options, (ii) 18,380 Shares beneficially owned directly by Ancora Catalyst, including 6,300 shares underlying long call options, (iii) 235,455 Shares beneficially owned directly by Merlin Institutional, including 81,000 Shares underlying long call options, (iv) 27,121 Shares beneficially owned directly by Ancora Merlin, including 9,000 Shares underlying long call options, (v) 20,000 Shares beneficially owned directly by Ancora Special Opportunity, (vi) 96,780 Shares beneficially owned directly by Ancora/Thelen and 1,187,317 Shares held in the SMAs.

Percentage: Approximately 1.4%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,765,936*
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,829,248

*The SMAs retain voting power over 63,312 Shares

(c)	Mr. DiSanto has not entered into any transactions in the securities of the Issuer since the filing of Amendment No. 1 to the Schedule 13D. The transaction in the securities of the Issuer by the SMAs since the filing of Amendment No. 1 to the Schedule 13D is set forth in Schedule A and are incorporated herein by reference.
T.	Messrs. Kirwan, Liebowitz, Rovit and Smith and Mses. Backes, Gove, Grove and Murray
(a)	As of the close of business on May 13, 2019, Messrs. Kirwan, Liebowitz, Rovit and Smith and Mses. Backes, Gove, Grove and Murray did not own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0

(c)	Neither Messrs. Messrs. Kirwan, Liebowitz, Rovit and Smith and Mses. Backes, Gove, Grove and Murray has entered into any transactions in the securities of the Issuer since the filing of Amendment No. 1 to the Schedule 13D.
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CUSIP No. 075896100

U.	Mr. Fleming
(a)	As of the close of business on May 13, 2019, Mr. Fleming beneficially owned directly 5,000 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 5,000 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 5,000 4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Fleming has not entered into any transactions in the securities of the Issuer since the filing of Amendment No. 1 to the Schedule 13D.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the securities reported herein. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that are not directly owned by such Reporting Person, except to the extent of their pecuniary interest therein.

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CUSIP No. 075896100

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 13, 2019

Legion Partners, L.P. I

By:	Legion Partners Asset Management, LLC
Investment Advisor

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Director

Legion Partners, L.P. II

By:	Legion Partners Asset Management, LLC
Investment Advisor

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Director

Legion Partners Special Opportunities, L.P. XII

By:	Legion Partners Asset Management, LLC
Investment Advisor

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Director

Legion Partners, LLC

By:	Legion Partners Holdings, LLC
Managing Member

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Member

Legion Partners Asset Management, LLC

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Director

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CUSIP No. 075896100

Legion Partners Holdings, LLC

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Member

/s/ Christopher S. Kiper

Christopher S. Kiper

Individually and as attorney-in-fact for Theresa R. Backes, John E. Fleming, Sue Ellen Gove, Janet E. Grove, Jeffrey A. Kirwan, Jeremy I. Liebowitz, Cynthia S. Murray, Hugh R. Rovit and Alexander W. Smith

/s/ Raymond T. White
Raymond T. White

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CUSIP No. 075896100

Macellum Home Fund, LP

By:	Macellum Advisors GP, LLC its general partner

By:	/s/ Jonathan Duskin
	Name:	Jonathan Duskin
	Title:	Sole Member

Macellum Management, LP

By:	Macellum Advisors GP, LLC its general partner

By:	/s/ Jonathan Duskin
	Name:	Jonathan Duskin
	Title:	Sole Member

Macellum Advisors GP, LLC

By:	/s/ Jonathan Duskin
	Name:	Jonathan Duskin
	Title:	Sole Member

/s/ Jonathan Duskin
Jonathan Duskin

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CUSIP No. 075896100

Ancora Catalyst Institutional, LP

By:	Ancora Advisors, LLC General Partner

By:	/s/ Frederick DiSanto
	Name:	Frederick DiSanto
	Title:	Chairman and Chief Executive Officer

Ancora Catalyst, LP

By:	Ancora Advisors, LLC General Partner

By:	/s/ Frederick DiSanto
	Name:	Frederick DiSanto
	Title:	Chairman and Chief Executive Officer

Merlin Partners Institutional, LP

By:	Ancora Advisors, LLC General Partner

By:	/s/ Frederick DiSanto
	Name:	Frederick DiSanto
	Title:	Chairman and Chief Executive Officer

Ancora Merlin, LP

By:	Ancora Advisors, LLC General Partner

By:	/s/ Frederick DiSanto
	Name:	Frederick DiSanto
	Title:	Chairman and Chief Executive Officer

Ancora Special Opportunity Fund

By:	Ancora Advisors, LLC Investment Manager

By:	/s/ Frederick DiSanto
	Name:	Frederick DiSanto
	Title:	Chairman and Chief Executive Officer

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CUSIP No. 075896100

Ancora/Thelen Small-Mid Cap Fund

By:	Ancora Advisors, LLC Investment Manager

By:	/s/ Frederick DiSanto
	Name:	Frederick DiSanto
	Title:	Chairman and Chief Executive Officer

Ancora Advisors, LLC

By:	/s/ Frederick DiSanto
	Name:	Frederick DiSanto
	Title:	Chairman and Chief Executive Officer

/s/ Frederick DiSanto
Frederick DiSanto

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CUSIP No. 075896100

SCHEDULE A

Transaction in the Securities of the Issuer Since the Filing of Amendment No. 1 to the Schedule 13D

Nature of Transaction	Amount of Securities Purchased	Price per Share ($)	Date of Purchase

Ancora Advisors, LLC

(Through certain separately managed accounts, including accounts held by owners and employees of Ancora Advisors)

Purchase of Common Stock	2,300	15.8198	05/09/2019